UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

EZchip Semiconductor Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.02 per share
(Title of Class of Securities)

M4146Y108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,944,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,944,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,944,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,944,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,944,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,944,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Paul K. McWilliams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M4146Y108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Raging Capital is soliciting proxies from shareholders of the Issuer for the purposes of voting against the proposed merger with Mellanox and for the election of Raging Capital’s two highly-qualified director nominees at the Annual General Meeting of Shareholders of the Issuer scheduled to be held on November 12, 2015 (the “General Meeting”).  Raging Capital strongly believes that the $25.50 per share sale price shareholders would receive in the proposed merger is insufficient and considerably undervalues the Issuer and that the Board should be reconstituted with directors who are committed to maximizing the Issuer’s full value for the benefit of all shareholders.  In connection with its solicitation of proxies, Raging Capital has submitted to the Issuer a Position Notice and has issued two open letters to shareholders of the Issuer.

Position Notice

As disclosed in the Issuer’s proxy statement with respect to the General Meeting, shareholders are permitted to apply in writing, through the Issuer, to the other shareholders of the Issuer in order to solicit their vote on items on the agenda of the General Meeting (“Position Notice”), in accordance with Section 88(b) of the Israeli Companies Law.  On November 2, 2015, Raging Capital submitted its Position Notice to the Issuer, the text of which is set forth below:

Raging Capital Master Fund, Ltd. (“Raging Master”) strongly believes the US$25.50 per share sale price shareholders would receive under the proposed acquisition of EZchip Semiconductor Ltd. (“EZchip” or the “Company”) by Mellanox Technologies, Ltd. (“Mellanox”) considerably undervalues the Company and its future prospects.  Raging Master believes EZchip has enormous potential to grow as an independent public company and should not be sold at this time.

EZchip has a dominant position in the network processor market, a position Raging Master believes has been strengthened with Marvell Technology’s recent announcement that it will be exiting this market.  In addition, following three years of significant investment in research and development, EZchip is on the verge of sampling its new NPS-400 chip, which leapfrogs existing technologies.  The Company has already secured design wins for the NPS-400 from several new customers, including a “tier one carrier”, a “tier one switch provider”, and a “hyper scale data center operator.”  Raging Master also believes the growth opportunity associated with the TILE-Mx processor, an ARM-based multi-core chip that will incorporate EZchip’s best-of-breed networking processor and accelerator capabilities, has not been factored into the US$25.50 sale price.

The most important factor to understand and appreciate is the immense amount of operating leverage in EZchip's business model.  Remember, the bulk of the development costs of NPS and TILE-Mx are already being expensed through the Company's income statement, which means that a high percentage of the high-margin, incremental revenues from NPS-400 and TILE-Mx will drop directly to the bottom line.  This favorable operating leverage profile provides significant potential upside, while downside risks are limited by EZchip's substantial net cash balance and strong ongoing operating cash flows from long-life design wins.  For EZchip shareholders, this provides a very attractive risk/reward set-up with limited downside risk and significant upside potential.  Raging Master asks: Why Sell Now?

CUSIP NO. M4146Y108

If EZchip should be sold, Raging Master believes the Board has a fiduciary obligation to conduct a thorough sale process designed to maximize shareholder value.  Raging Master does not believe such a process has been conducted and the proposed merger appears to be a marriage of convenience rather than the outcome of a robust and rigorous sale process.  As a result, Raging Master believes the merger should be voted down by shareholders and the Board should be reconstituted with directors who are committed to maximizing EZchip’s full value for the benefit of all shareholders.  To this end, Raging Master has disseminated to EZchip shareholders a competing GOLD proxy card, on which shareholders will not only be able to vote against the merger, but will also have the opportunity to elect its highly-qualified director nominees – Paul K. McWilliams and Kenneth H. Traub – to the Board at the upcoming General Meeting.

Raging Master encourages you to visit its website at www.EZCH-value.com for additional information and materials regarding its solicitation.  For assistance with voting your shares, contact Okapi Partners: info@okapipartners.com, U.S. toll-free: (855) 208-8902, Israel toll-free: 01801227249.

Open Letters to Shareholders

Raging Capital has issued two open letters to shareholders of the Issuer, on October 22, 2015 and October 29, 2015, in connection with its solicitation.  Copies of the letters are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.        Description

99.1	Letter, dated October 22, 2015, from Raging Capital to Shareholders of the Issuer.

99.2	Letter, dated October 29, 2015, from Raging Capital to Shareholders of the Issuer.

CUSIP NO. M4146Y108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Paul K. McWilliams
Paul K. McWilliams

/s/ Kenneth H. Traub
Kenneth H. Traub